

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 22, 2016

Via E-mail
Mr. Jan Telander
President and Chief Executive Officer
ProGreen Properties, Inc
380 North Old Woodward Avenue
Suite 226
Birmingham, MI 48009

> **Re: ProGreen Properties, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2015**
> **Filed August 13, 2015**
> **File No. 000-25429**

Dear Mr. Telander:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended October 31, 2015

Item 4. Controls and Procedures, page 18

1. We note in your Form 10-K for the year ended April 30, 2015 that your internal controls over financial reporting were ineffective as of April 30, 2015. We further note your disclosure in this Form 10-Q and your 10-Q for the quarterly period ended July 31, 2015 that no changes were made to your internal controls. Therefore please tell us how you concluded your disclosure controls and procedures were effective as of October 31, 2015 and July 31, 2015 given that your internal controls over financial reporting remained ineffective as of October 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Becky Chow at (202) 551-6524 or the undersigned at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities